Contact

www.linkedin.com/in/jake-davis-0844b55 (LinkedIn)

Top Skills

Marketing
Sales
Marketing Strategy

Jake Davis

Chief Operating Officer, Mavidea Technology Group, LLC
Bloomington

Summary

I've always thought of myself as more of a coach than a player and have gravitated and grown into roles that involve more coaching and teaching.

Currently, I am the COO at Mavidea Technology Group where I lead and coach our team as they deliver awesome results for our customers.

I write a daily attitude email where I work to articulate my thoughts on the power of a positive attitude and outlook on life.

Experience

Maxlider Brothers Customs
Chief Operating Officer
January 2014 - Present (8 years 4 months)
Bloomington/Normal, Illinois Area

Mavidea Technology Group, LLC
Chief Operating Officer
June 2007 - Present (14 years 11 months)

Country Insurance & Financial Services
2 years

Advanced Planner
2007 - 2008 (1 year)

Worked with insurance agents and customers to develop financial and estate plans that helped them accomplish more of their financial goals.

Internet Agency Marketing Consultant
2006 - 2007 (1 year)

Marketed the agency career, helping others realize their potential through a new career.

Education

Illinois State University

MBA · (2003 - 2006)

Illinois State University

BS, Economics · (1997 - 2001)